EXHIBIT 5

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ATI Technologies Inc.

We consent to the use of our reports dated October 4, 2005, with respect to the consolidated balance sheets of ATI Technologies Inc. as at August 31, 2005 and 2004, and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005, included in this annual report on Form 40-F.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
October 4, 2005